1 SUMMARY OF DEFINITIVE SETTLEMENT AGREEMENT CBOE Membership Meeting August 22, 2008 Filed by CBOE Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: CBOE Holdings, Inc. Subject Company’s Commission File No.: 333-140574 The following slide presentation was delivered at a Member Meeting of the Chicago Board Options Exchange, Incorporated held on August 22, 2008.

2 The Settlement Class... Group A – all persons who, prior to June 2, 2008, simultaneously owned or possessed at least one B-1 membership, one ERP and 27,338 shares of CBOT stock, or (after the CME acquisition of CBOT) 10,251.75 shares of CME Group Stock To receive a share of consideration paid to Group A the participant must own the three parts as of 5pm on the 45th day after the Court grants preliminary approval (the Eligibility Date) and must continue to own until the date set by the Court for a Settlement Hearing

3 ...The Settlement Class Group B – all persons who own an Exercise Right Privilege (ERP) as of 5pm on the Eligibility Date and their transferees and assigns. The agreement calls for a non-opt out settlement class, which means that anyone in the settlement class is bound by the settlement and does not have the right to pursue separate claims. An ERP may be used one time only, as part of a package for Group A consideration or for Group B consideration, but not for both.

4 Financial Terms... Participating Group A class members will share in an equity pool equal to 18% of the total common stock issued to CBOE seat owners and class members in CBOE’s demutualization, subject to an equity cap The stock issued to Group A class members will be identical to that issued to CBOE seat owners except that it will be non-voting until there is an initial public offering of CBOE stock Participating Group A and Group B class members will share in a cash pool equal to $300 million, subject to a cash cap

5 Financial Terms... The stock and cash are due upon CBOE’s demutualization or similar equity events. The cash becomes due if CBOE has not demutualized within one year of the final approval of the settlement Certain participating class members will receive a payment, separate from the cash pool, equal to the amount they paid in access fees as CBOE temporary members from July 1, 2007 to May 31, 2008. CBOE’s total liability for these payments is capped at $2.8 million Subject to SEC approval, these same people will receive a payment equal to access fees paid between July 1, 2008 and CBOE demutualization.

6 Financial Terms... Prior to demutualization CBOE will not pay dividends or other payments to CBOE seat owners or repurchase membership interests. If seat owners receive additional consideration as a group, or if other rights are granted or retained, then 18% of the same consideration will be put in a pool to be shared by Group A class members. Group A class members who are CBOE temporary members immediately prior to CBOE demutualization (or who have been converted to permit holders) will be offered trading permits on the same basis as CBOE seat owners.

7 ...Financial Terms CBOE’s board of directors will set initial post-demutualization access rates at a level it believes is in the best interest of all CBOE shareholders CBOE cannot sell its ERPs and cannot participate as a class member in the settlement.

8 How the Consideration Will Be Distributed The Equity Pool – Participating Group A class members will receive a pro rata share of the total equity pool for each qualifying package of the three interests. The amount they can receive is capped at 50% of the common stock issued to each CBOE seat owner. The Cash Pool – Participating Group B class members will receive $250,000 from the cash pool for each ERP owned on the Eligibility Date. The remainder of the cash pool will be distributed, pro rata, to the Group A class members, subject to a cap of $600,000. CBOE will retain any portion of the cash pool that is not distributed due to the cap.

9 Releases and Findings The plaintiffs have agreed that, when the settlement becomes final, there will no longer be any persons eligible to become members of CBOE pursuant to the Exercise Right. Upon final approval, the Court will make a finding to that effect. Upon final approval of the settlement, CBOE will receive a broad, general release of claims from all plaintiffs and class members and the appeal of the SEC order regarding the Exercise Right will be withdrawn.

10 Next Steps... Parties will file the Stipulation of Settlement with the Court and request the Court’s preliminary approval. If the Court grants preliminary approval then a notice will be provided to all potential class members; a deadline will be set for class members who wish to object to the settlement; and a date will be set for the settlement hearing. At the settlement hearing (assuming CBOE members have approved the settlement) the Court will hear objections, decide whether to grant final approval and resolve any disputes regarding who qualifies.

11 ...Next Steps If the Court grants final approval, objectors would have a right to appeal the ruling to the Delaware Supreme Court. Upon final approval the plaintiffs will take the necessary steps to dismiss the federal appeal of the SEC order. The settlement will be effective only after it has been approved by a majority vote of a quorum of CBOE voting members and has been finally approved by the Delaware Court, including any appeals. If not approved, it will be rendered null and void and the parties will be returned to the previous positions.

12 Projected Timeline File agreement 8/20/08 Notice to potential class members ~ 8/27/08 (E) CBOE member vote 9/17/08 Hearing Date Dec. (E) Final approval by Court Dec.–Jan. (E) CBOE demutualization 1st Qtr. 09 (E)

13 Questions

14 Disclaimer This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.